SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

Compliance Systems Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

20452J 10 9
(CUSIP Number)

Barry M. Brookstein
c/o Compliance Systems Corporation
50 Glen Street - Suite 308
Glen Cove, New York 11542
516-674-4545
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No.: 20452J 10 9
1)	Names of Reporting Persons: Barry M. Brookstein
2)	Check the Appropriate Box if a Member of a Group: (a) (b)
3)	SEC Use Only:
4)	Source of Funds: PF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
6)	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7) Sole Voting Power: 298,037,826 shares
8) Shared Voting Power: 0
9) Sole Dispositive Power: 298,037,826 shares
10) Shared Dispositive Power: 0
11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 298,037,826 shares
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
13)	Percent of Class Represented by Amount in Row (11): 51.9%
14)	Type of Reporting Person: IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Compliance Systems Corporation (the “Company”).  The principal executive offices of the Company are located at 50 Glen Street, Glen Cove, New York 11542.

Item 2.	Identity and Background

This Schedule 13D is being filed by Barry M. Brookstein, a natural person (the “Reporting Person”).  The Reporting Person is a citizen of the United States of America.  The business address of the Reporting Person is that of the Company, 50 Glen Street, Glen Cove, New York 11542

The Reporting Person has served as the Company’s chief financial officer since February 2006.  The Reporting Person also has served as a director of the Company since such time.  Prior to February 2006, the Reporting Person served as an executive officer of certain entities which were acquired by the Company in February 2006, which entities continue to operate as subsidiaries of the Company.  The Reporting Person currently devotes a portion of his time to his private accounting practice.

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic infractions or similar misdemeanors), nor is or was, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

A number of the Reporting Person’s warrants to purchase shares of Common Stock were acquired as consideration for (a) agreeing to defer the Company’s payment of salary due the Reporting Person in his capacity as an executive officer of the Company, (b) agreeing to defer the Company’s payment of interest due on promissory notes of the Company held by the Reporting Person or an entity in which the Reporting Person is the sole executive officer and director and of which the Reporting Person is the majority owner, Spirits Management Inc., a New York corporation (“Spirits”), or (c) the Company’s inability, due to the provisions of Nevada law, to pay cash dividends on preferred stock of the Company owned of record by the Reporting Person, Spirits and children of the Reporting Person who reside with the Reporting Person (the “Reporting Person’s Children”).  In all other cases, the Reporting Person utilized his personal funds or working capital of Spirits to purchase the Reporting Person’s shares of Common Stock and the derivative securities of the Company which are exchangeable, convertible or exercisable for shares of Common Stock.  The table set forth in Item 5 notes the form of consideration utilized in acquiring the securities of the Company owned by the Reporting Person and Spirits.

Item 4.	Purpose of Transaction

All of the Company securities owned by the Reporting Person, Spirits and the Reporting Person’s Children were acquired for investment purposes only.  The Reporting Person has no present plans or proposals which relate to or would result in any of the matters listed under clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  The Reporting Person retains the right to make plans or proposals in the future which relate to or would result in any of the matters listed under such clauses.

Item 5.	Interest in Securities of the Issuer

The Reporting Person is the beneficial owner of 298,037,826 shares of Common Stock, representing approximately 51.9% of the Common Stock.  The percentage of beneficial ownership set forth in the immediately preceding sentence was determined in accordance with the provisions of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and that the Company had 287,761,662 shares of Common Stock issued and outstanding as of the close of business on July 6, 2010.

Of such 298,037,826 beneficially-owned shares:
∙	11,932,319 shares are owned of record by the Reporting Person,
∙	63,512 shares are owned of record by the Reporting Person’s Children,
∙	10,000,000 shares are issuable to the Reporting Person upon exercise of an option granted to the Reporting Person in his position as an executive officer of the Company,
∙	32,165,000 shares are issuable to the Reporting Person upon exercise of warrants owned of record by the Reporting Person,
∙	8,100,000 shares are issuable to Spirits upon exercise of warrants owned of record by Spirits,
∙
20,380,000 shares are issuable upon conversion of 200,000 shares of Series A Senior Convertible Voting Non-Redeemable Preferred Stock of the Company (the “Series A Preferred Stock”) owned of record by the Reporting Person,

∙
50,985,000 shares are issuable upon conversion of 500,000 shares of Series B Senior Subordinated Convertible Voting Redeemable Preferred Stock of the Company (the “Series B Preferred Stock”) owned of record by the Reporting Person,

∙	76,477,500 shares are issuable upon conversion of 750,000 shares of Series B Preferred Stock owned of record by Spirits,
∙
41,500,927 shares are issuable upon conversion of 406,992 shares of Series C Senior Subordinated Convertible Voting Redeemable Preferred Stock of the Company (the “Series C Preferred Stock”) owned of record by the Reporting Person;

∙	45,947,783 shares are issuable upon conversion of 450,601 shares of Series C Preferred Stock owned of record by Spirits; and
∙	485,785 shares are issuable upon conversion of 4,764 shares of Series C Preferred Stock owned of record by the Reporting Person’s Children.

The number of shares of Common Stock issuable upon exercise, exchange and conversion of certain derivative securities of the Company beneficially owned by the Reporting Person and/or the exercise, exchange and conversion prices of such derivative securities are subject to anti-dilution adjustments.  Accordingly, the actual number of shares of Common Stock beneficially owned by the Reporting Person may change in the future without any action by the Reporting Person in his capacity as a security holder or investor.  The number of shares set forth above reflect all anti-dilution adjustments through July 6, 2010.

The following table sets forth, for all shares of Common Stock beneficially owned by the reporting person, (a) the nature of beneficial ownership, (b) the date of acquisition, (c) number of shares of Common Stock so beneficially owned, (d) the consideration tendered for the security, (e) if a derivative security, the current exercise price or conversion rate applicable to the derivative security and (f) with respect to certain beneficial ownership situations, other applicable information.  All of the securities beneficially owned by the Reporting Person were acquired in private transactions directly with the Company.
Nature of Beneficial Ownership	Date of Acquisition	Number of Shares of Common Stock Beneficially Owned	Consideration Tendered for the Security		Current Exercise Price or Conversion Rate
Direct ownership of Common Stock	2/10/06	10,932,319	$3,125	(1)	N/A
Ownership of Common Stock by Reporting Person’s Children	2/10/06	63,512	$6,250	(1)	N/A
Direct ownership of 200,000 shares of Series A Preferred Stock	12/27/07	20,380,000	$200,000		1:101.97
Direct ownership of 500,000 shares of Series B Preferred Stock	12/27/07	50,985,000	$500,000		1:101.97
Ownership of 750,000 shares of Series B Preferred Stock by Spirits	12/27/07	76,477,500	$750,000		1:101.97
Direct ownership of 406,992 shares of Series C Preferred Stock	12/27/07	41,500,927	$406,920		1:101.97
Ownership of 450,601 shares of Series C Preferred Stock by Spirits	12/27/07	45,947,783	$450,601		1:101.97
Ownership of 4,764 shares of Series C Preferred Stock by Reporting Person’s Children	12/27/07	485,785	$4,764		1:101.97
Direct ownership of option	1/28/08	10,000,000		(2)	$0.05
Direct ownership of warrants	6/24/08	2,000,000		(3)	$0.01
Direct ownership of warrants	6/30/09	1,200,000		(4)	$0.01
Ownership of warrants by Spirits	6/30/09	1,800,000		(5)	$0.01
Direct ownership of warrants	6/30/09	2,800,000		(6)	$0.01
Direct ownership of warrants	9/30/09	600,000		(4)	$0.01
Ownership of warrants by Spirits	9/30/09	900,000		(5)	$0.01
Direct ownership of warrants	9/30/09	1,200,000		(6)	$0.01
Direct ownership of warrants	12/31/09	600,000		(4)	$0.01
Ownership of warrants by Spirits	12/31/09	900,000		(5)	$0.01
Direct ownership of warrants	12/31/09	2,000,000		(6)	$0.01
Direct ownership of warrants	12/31/09	90,000		(7)	$0.01
Direct ownership of warrants	1/1/10	12,000,000		(8)	$0.01
Direct ownership of warrants	1/1/10	450,000		(9)	$0.01
Direct ownership of Common Stock	2/9/10	1,000,000		(10)	N/A
Direct ownership of warrants	3/31/10	1,500,000		(4)	$0.01
Ownership of warrants by Spirits	3/31/10	2,250,000		(5)	$0.01
Direct ownership of warrants	6/30/10	1,500,000		(4)	$0.01
Ownership of warrants by Spirits	6/30/10	2,250,000		(5)	$0.01
Direct ownership of warrants	7/7/10	6,000,000		(11)	$0.01
Direct ownership of warrants	7/7/10	225,000		(12)	$0.01

(1)
Acquired in connection with Company’s acquisition of current call compliance business on February 10, 2006.  The Reporting Person and Reporting Person’s Children paid cash consideration for the securities of the call compliance business entity which were exchanged for the shares of Common Stock.

(2)	Option granted by Company for no consideration.
(3)
Warrants issued in consideration for exchange of short-term debt of the Company due the Reporting Person for a new fixed-term promissory note of the Company in the principal amount of $50,000 (the “Exchange Note”).  One-half of such warrants require the reduction of amounts due under the promissory note before any cash exercise price may be paid in connection with any exercise of these warrants.

(4)	Warrants issued in consideration for the Company’s inability to pay dividends due on the Series B Preferred Stock owned by the Reporting Person.
(5)	Warrants issued in consideration for the Company’s inability to pay dividends due on the Series B Preferred Stock owned by Spirits.
(6)	Warrants issued in consideration for the Company’s deferral of the payment of salary due the Reporting Person.
(7)	Warrants issued in consideration for the Company’s deferral of the payment of interest due on the Exchange Note.
(8)	Warrants issued in consideration for the Reporting Person’s agreement to the deferral of the payment of salary for the first six months of 2010.
(9)	Warrants issued in consideration for the Reporting Person’s agreement to the deferral of the payment of interest due on the Exchange Note for the first six months of 2010.
(10)	Acquired in connection with agreement to subordinate debt due the Reporting Person from the Company to debt due Agile Opportunity Fund, LLC from the Company.
(11)	Warrants issued in consideration for the Reporting Person’s agreement to the deferral of the payment of salary for the third fiscal quarter of 2010.
(12)	Warrants issued in consideration for the Reporting Person’s agreement to the deferral of the payment of interest due on the Exchange Note for the third fiscal quarter of 2010.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person and Spirits have each granted Agile Opportunity Fund LLC (“Agile”) a limited, non-recourse guarantee of the debt of the Company owed to Agile and in the principal amount of $1.94 million as of July 5, 2010.  The Reporting Person’s limited, non-recourse guarantee is secured by the Reporting Person’s 200,000 shares of Series A Preferred Stock, 500,000 shares of Series B Preferred Stock and 406,992 shares of Series C Preferred Stock.  Spirits’ limited, non-recourse guarantee is secured by Spirits’ 750,000 shares of Series B Preferred Stock and 450,601 shares of Series C Preferred Stock.

Item 7.	Materials to be Filed as Exhibits

Set forth below are all exhibits to this Schedule 13D.

Exhibit
Number	Description
1
Stock Purchase Agreement, dated November 30, 2005, between the Compliance Systems Corporation and certain stockholders listed therein.  [Incorporated by reference to Exhibit 10.45 to the Registration Statement on Form SB-2 of Compliance Systems Corporation, filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2006.]

2
Form of Option Agreement, dated as of January 4, 2008, with respect to option granted by Compliance Systems Corporation to Barry M. Brookstein (10,000,000 shares).  [Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (Date of Report: January 4, 2008) of Compliance Systems Corporation, filed with the SEC on February 15, 2008.]

3
Limited Non-Recourse Guaranty Agreement, dated as of May 6, 2008, between Barry Brookstein and Agile Opportunity Fund, LLC.  [Incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K (Date of Report: May 6, 2008) of Compliance Systems Corporation, filed with the SEC on May 12, 2008.]

4
Limited Non-Recourse Guaranty Agreement, dated as of May 6, 2008, between Spirits Management, Inc. and Agile Opportunity Fund, LLC.  [Incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K (Date of Report: May 6, 2008) of Compliance Systems Corporation, filed with the SEC on May 12, 2008.]

5
Stock Pledge Agreement, dated as of May 6, 2008, between (sic) Agile Opportunity Fund, LLC, Dean Garfinkel, Barry Brookstein and Spirits Management Inc.  [Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (Date of Report: May 6, 2008) of Compliance Systems Corporation, filed with the SEC on May 12, 2008.]

6
Promissory Note Exchange Agreement, dated June 24, 2009, between Compliance Systems Corporation and Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.13 of the Current Report on Form 8-K (Date of Report: June 24, 2009) of Compliance Systems Corporation, filed with the SEC on June 30, 2009].

7
Promissory Note of Compliance Systems Corporation, dated June 24, 2009, in the principal amount of $50,000 and payable to Barry Brookstein.  [Incorporated by reference to Exhibit 10.13 of the Current Report on Form 8-K (Date of Report: June 24, 2009) of Compliance Systems Corporation, filed with the SEC on June 30, 2009].

8
Warrant Certificate, dated June 24, 2009, evidencing 1 million Class “A” Common Stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.17 the Current Report on Form 8-K (Date of Report: June 24, 2009) of Compliance Systems Corporation, filed with the SEC on June 30, 2009.]

9
Warrant Certificate, dated June 24, 2009, evidencing 1 million Class “B” Common Stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.18 the Current Report on Form 8-K (Date of Report: June 24, 2009) of Compliance Systems Corporation, filed with the SEC on June 30, 2009.]

10
Warrant Certificate of Compliance Systems Corporation, dated June 30, 2009, evidencing 2.8 million common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K (Date of Report: June 30, 2009) of Compliance Systems Corporation, filed with the SEC on July 7, 2009].

11
Warrant Certificate of Compliance Systems Corporation, dated June 30, 2009, evidencing 1.2 million common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (Date of Report: June 30, 2009) of Compliance Systems Corporation, filed with the SEC on July 7, 2009].

12
Warrant Certificate of Compliance Systems Corporation, dated June 30, 2009, evidencing 1.8 million common stock purchase warrants registered in the name of Spirits Management, Inc.  [Incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K (Date of Report: June 30, 2009) of Compliance Systems Corporation, filed with the SEC on July 7, 2009].

13
Warrant Certificate of Compliance Systems Corporation, dated September 30, 2009, evidencing 600,000 common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.35 of the Quarterly Report on Form 10-Q of Compliance Systems Corporation, filed with the SEC on November 23, 2009].

14
Warrant Certificate of Compliance Systems Corporation, dated September 30, 2009, evidencing 1.2 million common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.34 of the Quarterly Report on Form 10-Q of Compliance Systems Corporation, filed with the SEC on November 23, 2009].

15
Warrant Certificate of Compliance Systems Corporation, dated September 30, 2009, evidencing 900,000 common stock purchase warrants registered in the name of Spirits Management, Inc.  [Incorporated by reference to Exhibit 10.36 of the Quarterly Report on Form 10-Q of Compliance Systems Corporation, filed with the SEC on November 23, 2009].

16
Warrant Certificate of Compliance Systems Corporation, dated December 31, 2009, evidencing 2.0 million common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.17 of the Current Report on Form 8-K (Date of Report: February 5, 2010) of Compliance Systems Corporation, filed with the SEC on February 17, 2010].

17
Warrant Certificate of Compliance Systems Corporation, dated December 31, 2009, evidencing 600,000 common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.18 of the Current Report on Form 8-K (Date of Report: February 5, 2010) of Compliance Systems Corporation, filed with the SEC on February 17, 2010].

18
Warrant Certificate of Compliance Systems Corporation, dated December 31, 2009, evidencing 900,000 common stock purchase warrants registered in the name of Spirits Management Inc.  [Incorporated by reference to Exhibit 10.19 of the Current Report on Form 8-K (Date of Report: February 5, 2010) of Compliance Systems Corporation, filed with the SEC on February 17, 2010].

19
Warrant Certificate of Compliance Systems Corporation, dated December 31, 2009, evidencing 90,000 common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.23 of the Current Report on Form 8-K (Date of Report: February 5, 2010) of Compliance Systems Corporation, filed with the SEC on February 17, 2010].

20
Warrant Certificate of Compliance Systems Corporation, dated January 1, 2010, evidencing 12 million common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.27 of the Current Report on Form 8-K (Date of Report: February 5, 2010) of Compliance Systems Corporation, filed with the SEC on February 17, 2010].

21
Warrant Certificate of Compliance Systems Corporation, dated January 1, 2010, evidencing 450,000 common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.28 of the Current Report on Form 8-K (Date of Report: February 5, 2010) of Compliance Systems Corporation, filed with the SEC on February 17, 2010].

22
Amended and Restated Securities Purchase Agreement dated as of February 5, 2010, among Compliance Systems Corporation, Execuserve Corp., Spirits Management Inc., Barry Brookstein, Dean Garfinkel and Agile Opportunity Fund, LLC.  [Incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K (Date of Report: February 5, 2008) of Compliance Systems Corporation, filed with the SEC on February 17, 2010.]

23
Subordination Agreement, dated as of February 9, 2010, between Agile Opportunity Fund, LLC and Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K (Date of Report: February 5, 2008) of Compliance Systems Corporation, filed with the SEC on February 17, 2010.]

24	Warrant Certificate of Compliance Systems Corporation, dated March 31, 2010, evidencing 1,500,000 common stock purchase warrants registered in the name of Barry M. Brookstein.
25	Warrant Certificate of Compliance Systems Corporation, dated March 31, 2010, evidencing 2,250,000 common stock purchase warrants registered in the name of Spirits Management, Inc.
26
Warrant Certificate of Compliance Systems Corporation, dated June 30, 2010, evidencing 1,500,000 common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K (Date of Report: June 30, 2010) of Compliance Systems Corporation, filed with the SEC on July 12, 2010].

27
Warrant Certificate of Compliance Systems Corporation, dated June 30, 2010, evidencing 2,250,000 common stock purchase warrants registered in the name of Spirits Management, Inc.  [Incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K (Date of Report: June 30, 2010) of Compliance Systems Corporation, filed with the SEC on July 12, 2010].

28
Omnibus Amendment and Securities Purchase Agreement, dated as of July 1, 2010, among Compliance Systems Corporation, Execuserve Corp., Call Compliance Inc., Spirits Management Inc., Barry Brookstein, Dean Garfinkel and Agile Opportunity Fund, LLC.  [Incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K (Date of Report: June 30, 2010) of Compliance Systems Corporation, filed with the SEC on July 12, 2010].

29
Warrant Certificate of Compliance Systems Corporation, dated July 7, 2010, evidencing 6 million common stock purchase warrants registered in the name of Barry M. Brookstein. [Incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K (Date of Report: June 30, 2010) of Compliance Systems Corporation, filed with the SEC on July 12, 2010].

30
Warrant Certificate of Compliance Systems Corporation, dated July 7, 2010, evidencing 225,000 common stock purchase warrants registered in the name of Barry M. Brookstein.  [Incorporated by reference to Exhibit 10.7 of the Current Report on Form 8-K (Date of Report: June 30, 2010) of Compliance Systems Corporation, filed with the SEC on July 12, 2010].

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2010

/s/ Barry M. Brookstein
Barry M. Brookstein